Exhibit 99.1

Ur-Energy Inc.

Amended and Restated
Audit Committee Charter

As Amended
August 7, 2008

Table of Contents

Table of Contents	2
1. PURPOSE	3
2. AUTHORITY	3
3. COMPOSITION	3
4. MEETINGS	4
5. RESPONSIBILITIES	4
A. Financial Statements	4
B. Internal Control	5
C. Internal Audit	5
D. Independent Audit	5
E. Compliance	6
F. Reporting Responsibilities	6
G. Other Responsibilities	7

1. PURPOSE

The purpose of the Audit Committee of Ur-Energy Inc. (the “Corporation”) is to assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities for (1) the integrity of the Corporation's accounting and financial reporting processes, (2) the Corporation's compliance with legal and regulatory requirements, (3) the independence and qualifications of the Corporation’s independent auditors, and (4) the performance of the Corporation's internal audit function and independent auditors.

2. AUTHORITY

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

•	Recommend to the Board and to the shareholders the nomination of the independent auditors and the compensation of the independent auditors, subject to shareholder approval.

•	Oversee the work of the independent auditors employed by the Corporation to conduct the annual audit and quarterly reviews. The independent auditors will report directly to the Audit Committee.

•	Resolve any disagreements between management and the independent auditors regarding financial reporting.

•
Pre-approve all auditing and permitted non-audit services performed by the Corporation's independent auditors, subject to and in accordance with applicable Canadian and US securities laws, including Section 10A(i)(1)(B) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Retain independent counsel, accountants, or others to advise the Audit Committee or assist in the conduct of an investigation.

•	Seek any information the Audit Committee requires from employees, all of whom are directed to cooperate with the Audit Committee's requests, or external parties.

•	Meet with Corporation officers, independent auditors, or outside counsel, as necessary.

•	Retain such outside counsel, experts or other advisors as the Audit Committee may deem appropriate in its sole discretion along with approval of related fees and retention terms.

•
The Audit Committee may delegate authority to subcommittees, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Audit Committee at its next scheduled meeting.

3. COMPOSITION

The Audit Committee will consist of at least three members of the Board. The Board will appoint Audit Committee members and the Chair of the Audit Committee.  In selecting the members and chair, the

Board takes into consideration those directors who bring background, skills and experience relevant to financial statement review and analysis.

Each Audit Committee member will be both independent and financially literate as set forth under applicable stock exchange rules, Multilateral Instrument 52-110 Audit Committees and Rule 10A-3 under the Exchange Act and subject to exemptions set forth therein.

4. MEETINGS

The Audit Committee will meet at least once in each calendar quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone- or video-conference. A quorum of the Audit Committee is a majority of its members.  The Audit Committee will invite members of management, the independent auditors or others to attend meetings and provide pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with independent auditors.  It will also meet periodically in executive session. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

5. RESPONSIBILITIES

The Audit Committee will carry out the following responsibilities:

A. Financial Statements

•	Review significant accounting and reporting issues and understand their impact on the financial statements. These issues may include:

o	Complex or unusual transactions and highly judgmental areas;

o	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles; or

o	The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

•
Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements

•
Review with management and the independent auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management.

•
Discuss the annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

•
Review disclosures made by chief executive officer and chief financial officer during the annual and quarterly certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation's internal controls.

•
Discuss earnings press releases (particularly use of "pro forma," or "adjusted" non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made). The Audit Committee does not need to discuss each release in advance.

B. Internal Control

•	Consider the effectiveness of the Corporation's internal control system, including information technology security and control.

•
Understand the scope of internal and independent auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

C. Internal Audit

•	Review with management and the chief financial officer, the Audit Committee charter, plans, activities, staffing, and organizational structure of the internal audit function.

•	Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the chief financial officer.

•	Review the effectiveness of the internal audit function.

•	On a regular basis, meet separately with the chief financial officer to discuss any matters that the Audit Committee or internal audit believes should be discussed privately.

D. Independent Audit

•	Review the independent auditor’s proposed audit scope and approach, including coordination of audit effort with internal audit.

•
Review the performance of the independent auditors, and recommend approval on the appointment or discharge of the independent auditors to the Board and to the shareholders. In performing this review, the Audit Committee will:

o
At least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the independent auditor's independence) all relationships between the independent auditor and the Corporation, including in accordance with Independence Standards Board Standard 1;

o	Take into account the opinions of management and internal audit;
o	Review and evaluate the lead partner of the independent auditor; and
o	Present its conclusions with respect to the independent auditor to the Board.

•	Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

•	Present its conclusions with respect to the independent auditor to the Board.

•	Set clear hiring policies for employees or former employees of the independent auditors.

•	On a regular basis, meet separately with the independent auditors to discuss any matters that the Audit Committee or independent auditors believe should be discussed privately.

E. Compliance

•
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of noncompliance.

•
Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters.

•	Review the findings of any examinations by regulatory agencies, and any internal or independent auditor observations.

•	Review and approve in advance any proposed “related person” transactions that the Corporation is required to disclose in any reports the Corporation is required to file.

F. Reporting Responsibilities

•
Regularly report to the Board about Audit Committee activities and issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's independent auditors, and the performance of the internal audit function.

•	Provide an open avenue of communication between internal audit, the independent auditors, and the Board.

•
Report annually to the shareholders, describing the Audit Committee's composition, responsibilities and how they were discharged, and any other information required by applicable stock exchange rules or securities laws, including approval of non-audit services.

•	Review the Annual Information Form and report thereon to the Board.

•	Prepare the Audit Committee’s annual report for the Corporation’s management proxy circular.

•           Review any other reports the Corporation issues that relate to Audit Committee responsibilities.

G. Other Responsibilities

•	Discuss with management the Corporation's major policies with respect to risk assessment and risk management.

•	Perform other activities related to this Audit Committee charter as requested by the Board.

•	Institute and oversee special investigations as needed.

•
Review and assess the adequacy of the Audit Committee charter annually, requesting board of director approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

•	Confirm annually that all responsibilities outlined in this Audit Committee charter have been carried out.

•	Evaluate the Audit Committee's and individual members' performance at least annually.